Exhibit 1

Pointer, through its subsidiary Shagrir, announces the
acquisition of a car repair business which is
complimentary to Shagrir’s Road Side Services

Rosh HaAyin, Israel October 11th, 2011 Pointer Telocation Ltd. (Nasdaq CM: PNTR, TASE: PNTR) – a leading supplier of technology and service for managing mobile resources and providing roadside services to the vehicle industry and to the insurance market, today announced that its subsidiary, Shagrir Systems Ltd., has signed a definitive agreement to acquire the activities of an Israeli chain of car repair garages for $3.4 million to be paid in two installments. Shagrir will leverage the acquired chain of car repair garages as a complementary service for its array of road side services.

David Mahlab, President and CEO of Pointer said: "The acquisition of this car repair garages will expand Shagrir’s activity in the vehicles services market, such as road side services, vehicle replacement services and other value added services. Shagrir intends to expand the operations of the acquired chain of garages to additional cities in Israel.”

About Pointer Telocation

Pointer is a leading supplier of MRM (Mobile Resource Management) for the motor vehicle industry. The combination of technological supremacy and innovation enables Pointer to develop and manufacture unique communications solutions to meet customers' needs. The Company provides a range of services to insurance companies and vehicle owners, including road services, car towing, locating stolen cars, managing vehicle fleets, safety products and other value added services.

Pointer has grown in recent years also through successful implementation of acquisitions in Israel and in Argentina and establishing business branches and partnerships in Mexico, Romania and Brazil. In April 2004, the Company acquired the assets and operations of Shagrir, and in 2007 the Company acquired the assets and operations of Cellocator. Pointer has offices in Israel, Argentina, Mexico, Brazil and Romania.

Pointer has a growing list of customers and products installed in more than 45 countries. Among the Company’s customers are insurance companies that offer or require towing services and locating services of vehicles as part of the insurance policies they sell.

Pointer shares are traded on NASDAQ (PNTR) and the Tel Aviv Stock Exchange (PNTR).

The Company's top management and the development center are located in the Afek Industrial Park of RoshHa'ayin.

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” "anticipate," “intend,” "seems," “plan,” "aim," “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.